September 16, 2009

VIA EDGAR AND FEDERAL EXPRESS

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Jeffrey Riedler
Mail Stop 6010

Re:	CombinatoRx, Incorporated

Registration Statement on Form S-4 Filed August 7, 2009

File No. 333-161146

Annual Report on Form 10-K

Filed March 16, 2009

File No. 000-51171

Ladies and Gentlemen:

This letter is submitted on behalf of CombinatoRx, Incorporated (the “Company”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in your letter of September 3, 2009 to Mr. Robert Forrester (the “Comment Letter”) regarding inter alia the Company’s Form S-4 Registration Statement (File No. 333-161146) filed August 7, 2009 (the “S-4”). The Company is concurrently filing Amendment No. 1 to the S-4, which includes changes that reflect responses to the Staff’s comments.

For reference purposes, the text of the Comment Letter has been reproduced herein with responses below each numbered comment. For your convenience, we will supplementally provide the Staff with three (3) copies of Amendment No. 1 to the S-4 which have been marked to show the changes from the S-4. We will also supplementally provide the Staff with the additional documents and information requested in the Comment Letter. This supplemental submission letter is being sent under separate cover to Scott Foley of the Commission. The Company respectfully requests that the Staff destroy all of the supplemental materials provided once the Staff has completed its review as certain of these materials are sensitive and confidential.

U.S. Securities and Exchange Commission

September 16, 2009

The responses provided herein are based upon information provided to Goodwin Procter LLP by the Company.

Registration Statement on Form S-4

General

1.	It does not appear that you have fully complied with the disclosure requirements of Form S-4 regarding information concerning either the registrant or the company being acquired. For example, we note that you have omitted certain disclosure with respect to the registrant, including “Selected Financial Data” and “Quantitative and Quantitative Disclosure about Market Risk.” We also note that you have omitted disclosure with respect to Neuromed, including “Selected Financial Data.” As a smaller reporting company, the registrant must provide all of the information required by, and in accordance with, Item 14 of Form S-4. Refer to General Instruction B.1.a.(ii). With respect to Neuromed, the required disclosure is governed by Item 17 of Form S-4. Refer to General Instruction C.1.c. of Form S-4. Please revise your Form S-4 accordingly and provide the omitted information with your amendment. This also applies to all of the disclosure required by Item 18(a)(7)(i) through (iii), including disclosure concerning related persons with respect to each person who will serve as a director or executive officer of the surviving company.

Response 1:

We respectfully submit that the Company and Neuromed Pharmaceuticals Inc. (“Neuromed”) each qualify as a “smaller reporting company” under Item 10(f)(1) of Regulation S-K based upon the appropriate determination date or period set forth in Item 10(f)(1) and (2) of Regulation S-K. General Instruction D.2. of Form S-4 provides that where Form S-4 directs the registrant to furnish information required by various items of Regulation S-K, such “information need only be furnished to the extent appropriate.” We understand this general instruction to mean that the registrant should follow the rules and instructions in Regulation S-K when presenting the information called for thereby. As such, we respectfully submit that the disclosure presented in the S-4 satisfies the Company’s obligations under the Securities Act of 1933, as amended, and the requirements thereunder for Form S-4 Registration Statements.

The closing price of the Company’s common stock, par value $0.001 per share (“Common Stock”), on the NASDAQ Global Market on June 30, 2009, the last business day of the Company’s most recently completed second fiscal quarter, was $0.80. As of

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September 16, 2009

such date, the Company had 35,063,881 shares outstanding which equated to a total market capitalization of approximately $28.1 million. Because of the concentrated ownership of the Common Stock by investment funds affiliated with BVF Inc. and other holdings of the Company’s executive officers and directors, the Company’s public float on June 30, 2009, determined in accordance with Item 10(f)(1)(i) of Regulation S-K, was approximately $18.1 million. We therefore respectfully submit that the Company qualified as a “smaller reporting company” under Item 10(f)(1) of Regulation S-K on the determination date set forth in Item 10(f)(2) of Regulation S-K and may therefore avail itself of the scaled disclosure requirements provided for smaller reporting companies under Regulation S-K and Regulation S-X.

The Company has registered, and, subject to the escrow arrangement discussed in the S-4, the former Neuromed stockholders may ultimately receive, up to 82,729,979 shares of Common Stock in connection with the merger. On July 21, 2009, a date within 30 days of the date of filing the S-4, the closing price of the Common Stock on the NASDAQ Global Market was $0.72. Because of the concentrated ownership of the Neuromed’s voting and non-voting equity securities among various affiliates, Neuromed’s public float, determined in accordance with Item 10(f)(1)(ii) of Regulation S-K, was approximately $30.0 million, based upon the maximum number of shares potentially issuable in the merger and the July 21, 2009 closing price.1 Compliance and Disclosure Interpretation Question and Answer No. 121.55 [Feb. 27, 2009] provides, in part, that if the nonpublic target company in a merger transaction in which the buyer registers the common stock to be issued as consideration on Form S-4 satisfies the definition of a “smaller reporting company” under Item 10(f)(1) of Regulation S-K, the issuer may present information regarding the target company in accordance with the scaled disclosure provisions in Regulations S-X and S-K. We therefore respectfully submit that Neuromed qualified as a “smaller reporting company” under Item 10(f)(1) of Regulation S-K based upon the determination date set forth therein and the Company may therefore avail itself of the scaled disclosure requirements provided for smaller reporting companies under Regulation S-K and Regulation S-X in respect of information it presents regarding Neuromed.

[1]

We believe the determination for whether Neuromed qualifies as a smaller reporting company should be made in accordance with Item 10(f)(1)(ii) of Regulation S-K although we acknowledge that Item 10(f)(1)(ii) of Regulation S-K relates to initial registration statements. If the Staff believes Item 10(f)(1)(i) of Regulation S-K sets forth the proper criteria for determining whether Neuromed qualifies as a smaller reporting company, we presume the Staff would consider Neuromed’s public float as of either June 30, 2009, the date on which the Agreement and Plan of Merger was entered into by inter alia the Company and Neuromed (the “Merger Agreement”), or August 7, 2009, the date on which the S-4 was filed. Based upon the respective closing price of the Common Stock of $0.80 and $1.00 on such dates, Neuromed’s public float, determined in accordance with Item 10(f)(1)(i) of Regulation S-K, was approximately $33.5 million and $42.4 million on such respective dates.

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September 16, 2009

Paragraph (c) of Regulation S-K, Item 301 “Selected Financial Data” and paragraph (e) of Regulation S-K, Item 305 “Quantitative and Qualitative Disclosure about Market Risk” each provide that “[a] registrant that qualifies as a smaller reporting company, as defined by Rule 229.10(f)(1), is not required to provide the information required by this Item.” In respect of disclosures regarding itself and disclosures regarding Neuromed, the Company has availed itself of these scaled disclosure obligations, including for disclosures required by Item 18(a)(7)(i) through (iii) of Form S-4. Based upon what we believe to be permitted reliance on the scaled disclosure obligations for smaller reporting companies, we respectfully submit that the disclosure presented in the S-4 satisfies the Company’s obligations under the Securities Act of 1933, as amended, and the requirements thereunder for Form S-4 Registration Statements.

2.	We note your pending request for confidential treatment in connection with portions of certain exhibits to your registration statement. We are currently processing this request and will issue comments to you in a separate letter that will be forthcoming. Please be advised that we will not consider requests for acceleration of the effective date of the registration statement on Form S-4 until all issues with respect to the confidential treatment request have been resolved and a final disposition is given.

Response 2:

The Company acknowledges the Staff’s comment.

3.	Please note that you are required to file with the Commission any written instructions, scripts, and outlines that will be used by any person that solicit proxies on behalf of the company through personal interviews, or telephone, and all other soliciting material that will be furnished to the security holders of the company.

Response 3:

The Company acknowledges the Staff’s comment.

4.	Please note that where we provide examples to illustrate what we mean by our comments, they are examples and not complete lists. If our comments are applicable to portions of the filing that we have not cited as examples, please make the appropriate changes in accordance with our comments.

Response 4:

The Company acknowledges the Staff’s comment.

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September 16, 2009

5.	In light of the significant repetition of certain disclosures throughout the registration statement, please be advised that one or more of our comments may be applicable to multiple sections of the S-4. Please ensure that any revision you make to the registration statement in response to our comments is applied throughout the S-4 as necessary to maintain the consistency of your disclosures.

Response 5:

The Company acknowledges the Staff’s comment and has revised the disclosure in response thereto.

Questions and Answers about the Merger, page 2

General

6.	Please include a question and response concerning who the principal stockholders of the combined company will be after the merger is consummated and their respective percentages of ownership.

Response 6:

In response to the Staff’s comment, the Company has added a new question and response at page 8 concerning who the principal stockholders of the combined company will be after the merger is consummated and their respective percentages of ownership.

Q: What is the Neuromed special equity incentive plan ..., page 3

7.	We note that, pursuant to the special equity incentive plan, certain officers and directors of Neuromed will be granted the right to receive restricted stock unit awards such that the shares underlying such awards represent “not more than an aggregate of 1.5%” of the deemed outstanding shares of common stock of the combined company. Please explain how the number of underlying shares is determined, how this number adjusts and the circumstances under which these former officers and directors will be entitled to the top-most aggregate percentage of 1.5%. In addition, please specify the officer and directors who will receive these grants.

Response 7:

We respectfully advise the Staff that Neuromed’s board of directors adopted the Neuromed Special Equity Incentive Plan on September 9, 2009 and granted the maximum number of awards provided for thereunder on September 10, 2009. The Company has revised its disclosure throughout the S-4, including at pages 3, 17, 99, 162 and 164, to reflect the occurrence of such adoption and grant of awards and to provide additional details regarding the vesting of such awards. In response to the Staff’s comment, the Company has further revised its disclosure at pages 3, 17, 135 and 162 to specify the officers and directors who received these grants.

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September 16, 2009

Summary, page 14

8.	Please avoid repeating information in your summary that you have already included in the Q&A. For this purpose, you should consider the Summary and Q&A to be constitute a single section of your prospectus. If necessary, you may wish to remove information from your Q&A that you discuss in the Summary. Please review and revise your entire Q&A and Summary with this comment in mind.

Response 8:

In response to the Staff’s comment, the Company has revised the disclosure at pages 7 through 20 to avoid repeating information in the Summary that is already provided in the Q&A.

Risk Factors, page 31

General

9.	Please include a risk factor discussing competitive pressures within your industry that reflects the issues discussed on pages 186-187.

Response 9:

In response to the Staff’s comment, the Company has revised the risk factor previously entitled “Our competitors and potential competitors may develop products and technologies that make ours less attractive or obsolete.” and now entitled “Our industry is highly competitive and our competitors and potential competitors may develop products and technologies that make ours less attractive or obsolete.” in “Risk Factors—Risks Related to the Biotechnology and Pharmaceutical Industry” at page 52 to discuss the competitive pressures within its industry that are discussed in “Business—Competition.”

“Ownership of CombinatoRx common stock may be highly concentrated …,” page 34

10.	Please revise this risk factor to include details about the ownership of your common stock post-merger, including the identities of the individuals or entities who will have concentrated ownership and their percentages of ownership.

Response 10:

In response to the Staff’s comment, the Company has revised this risk factor at page 31.

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September 16, 2009

“We expect to incur significant costs in connection with the merger …,” page 34

11.	To the extent practicable, please estimate the transaction costs you have incurred to date and expect to incur in connection with the merger.

Response 11:

In response to the Staff’s comment, the Company has revised this risk factor at page 31.

“Failure to retain key employees …,” page 34

12.	Please revise this risk factor to name the key employees to which you refer.

Response 12:

In response to the Staff’s comment, the Company has revised the risk factor previously entitled “Failure to retain key employees could diminish the anticipated benefits of the merger.” and now entitled “If we are not able to retain CombinatoRx’s and Neuromed’s current senior management team or other key employees, our business will suffer.” at page 32.

“We may experience significant delays in obtaining FDA approval of Exalgo …,” page 37

13.	Information in this risk factor appears to be duplicative of the content in the risk factor immediately preceding it. Please condense these risk factors to avoid redundancy in this section.

Response 13:

In response to the Staff’s comment, the Company has revised the risk factor entitled “We cannot give any assurances that any of our product candidates or Exalgo will receive regulatory approval or be successfully commercialized.” at page 34 and removed the risk factor identified by the Staff which was previously entitled “We may experience significant delays in obtaining FDA approval of Exalgo…”

“The active pharmaceutical ingredients in CombinatoRx combination product candidates …,” page 41

14.	This risk factor is duplicative of the one immediately preceding it. Please condense the risk factors to avoid redundancy in this section.

U.S. Securities and Exchange Commission

September 16, 2009

Response 14:

In response to the Staff’s comment, the Company has revised the risk factor previously entitled “The approved drugs included in CombinatoRx’s combination product candidates may have adverse or unacceptable side effects and we may not be able to achieve an acceptable level of side effect risks, compared to the potential therapeutic benefits, for CombinatoRx’s combination product candidates.” and now entitled “The approved drugs included in CombinatoRx’s combination product candidates may have their own adverse or unacceptable side effects or may produce adverse or unacceptable side effects when delivered in combination, and we may not be able to achieve an acceptable level of side effect risks, compared to the potential therapeutic benefits, for CombinatoRx’s combination product candidates.” at page 37 and removed the risk factor identified by the Staff which was previously entitled “The active pharmaceutical ingredients in CombinatoRx combination product candidates….”

“Because we have limited manufacturing experience, we depend on third-party manufacturers …,” page 45

15.	This risk factor and the one immediately preceding it could be combined, as there is considerable overlap in the respective discussions. Please condense them into one risk factor or provide us with an explanation as to why you feel they represent two separate risks.

Response 15:

In response to the Staff’s comment, the Company has revised the risk factor entitled “We have no sales or distribution capabilities and may not obtain the collaboration, development, commercialization, manufacturing or other third-party relationships required to develop, commercialize and manufacture some or all of our product candidates.” at page 42 and removed the risk factor identified by the Staff which was previously entitled “Because we have limited manufacturing experience, we depend on third-party manufacturers…”

“If we are not able to retain CombinatoRx’s and Neuromed’s current senior management team …,” page 48

16.	This risk factor could be combined with the one on page 31 entitled “Failure to retain key employees …,” as there is considerable overlap between them. Please condense them into one risk factor or provide us with an explanation as to why you feel they represent two separate risks.

Response 16:

In response to the Staff’s comment, the Company has revised the risk factor previously entitled “Failure to retain key employees could diminish the anticipated benefits of the

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September 16, 2009

merger.” and now entitled “If we are not able to retain CombinatoRx’s and Neuromed’s current senior management team or other key employees, our business will suffer.” at page 32 and removed the risk factor identified by the Staff which was previously entitled “If we are not able to retain CombinatoRx’s and Neuromed’s current senior management team or attract and retain qualified scientific, technical and business personnel, our business will suffer.”

“The regulatory approval process is costly and lengthy …,” page 50

17.	This risk factor is duplicative of the first two under the heading “Risks Relating to Our Business.” Please condense these risk factors to avoid redundancy in this section.

Response 17:

In response to the Staff’s comment, the Company has:

•

revised the first risk factor under the heading “Risks Relating to Our Business—Risks Related to Discovery, Development and Commercialization of Drug Products” entitled “We cannot give any assurances that any of our product candidates or Exalgo will receive regulatory approval or be successfully commercialized.” at page 34 so that, other than the introductory sentences, such risk factor focuses principally on the regulatory approval of Exalgo because such approval is fundamental to the near-term prospects of the Company’s business;

•

removed the second risk factor under the heading “Risks Relating to Our Business—Risks Related to Discovery, Development and Commercialization of Drug Products” previously entitled “We may experience significant delays in obtaining FDA approval of Exalgo, which would delay its commercial launch and our receipt of milestone payments and generation of revenues;” and

•

revised the risk factor identified by the Staff entitled “The regulatory approval process is costly and lengthy…” at page 46 to eliminate specific discussion of Exalgo and discuss risks related to the approval process generally which will remain relevant to all product candidates of the combined company, and therefore material to investors in the combined company, particularly in the longer term.

“Litigation or third-party claims of intellectual property infringement could require substantial time and money …,” page 55

18.	This risk factor could be combined with the one on page 48 entitled “We may be required to spend substantial time and money litigating ….,” as there is considerable overlap between them. Please condense them into one risk factor or provide us with an explanation as to why you feel they represent two separate risks.

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September 16, 2009

Response 18:

In response to the Staff’s comment, the Company has removed the risk factor previously entitled “We may be required to spend substantial time and money litigating or defending claims as a result of litigation.”

“A sale of all or a portion of the CombinatoRx common stock held by CombinatoRx’s largest shareholder …,” page 58

19.	This risk factor could be combined with the one on page 33 entitled “Future sales of common stock by existing CombinatoRx and Neuromed stockholders …,” as there is considerable overlap between them. Please condense them into one risk factor or provide us with an explanation as to why you feel they represent two separate risks.

Response 19:

In response to the Staff’s comment, the Company has revised the risk factor identified by the Staff entitled “Future sales of common stock by existing CombinatoRx and Neuromed stockholders…” at page 30 and removed the risk factor identified by the Staff which was previously entitled “A sale of all or a portion of the CombinatoRx common stock held by CombinatoRx’s largest shareholder…”

The Merger, page 69

General Description of the Merger, page 69

20.	We refer to the table on page 70 that illustrates how the percentage of your shares to be distributed to former Neuromed stockholders fluctuates depending on the date of FDA approval of Exalgo. Please provide a footnote explaining how the percentage of shares underlying restricted stock awards to former Neuromed officers and directors is calculated in relation to the percentages for current Neuromed stockholders.

Response 20:

In response to the Staff’s comment, the Company has revised the disclosure identified by the Staff at page 66.

U.S. Securities and Exchange Commission

September 16, 2009

Allocation of Merger Consideration Among Neuromed US Stockholders, page 70

21.	In your discussion of the Series F preference amount, please explain why the value of shares of the combined company to be distributed to the holders of Series F redeemable preferred at the closing and the value of these holders’ shares subject to escrow will be 85% and 70%, respectively, of the volume-weighted average of the closing prices. You should also explain the effect on the number of shares to be received by valuing the shares at less than 100% of their volume-weighted average.

Response 21:

In response to the Staff’s comment, the Company has revised the disclosure identified by the Staff at page 67.

Background of the Merger, page 73

22.	Please provide us supplementally with copies of any non-public information—documents, financial forecasts, projections and presentations—used by you and Neuromed in the merger negotiations and all the schedules and attachments to the merger agreement that were not filed with the registration statement. We may have additional comments.

Response 22:

In response to the Staff’s comment, the Company is supplementally providing the Staff with copies of the requested information.

23.	You state that Neuromed engaged in discussion with six entities other than CombinatoRx regarding a potential merger or sale transaction during the period from June 2008 through April 2009. Of the entities that opted to pursue further discussions with Neuromed, please provide additional information about the parties’ negotiations and, to the extent you are aware of them, include the reasons the parties chose to discontinue the discussions.

Response 23:

In response to the Staff’s comment, the Company has revised the disclosure identified by the Staff at page 70.

24.	Please revise your description of some of the preliminary meetings and merger negotiations to ensure that you consistently identify all of the directors, executive officers, counsel, and affiliates who were present at the various meetings or who participated in conference calls, etc. As an example, you should identify which board members were in attendance at the meetings of your board on November 12 and 17, 2008. Alternatively, if there were any board members not present at any of these meetings, you may provide this disclosure instead.

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September 16, 2009

Response 24:

In response to the Staff’s comment, the Company has revised the disclosure in the Background of the Merger subsection to identify all of the directors, executive officers, counsel and affiliates who were present at the various meetings or who participated in conference calls, etc.

25.	In addition, please revise this section as necessary to describe in greater detail the nature and substance of the deliberations conducted at the various meetings, what conclusions were drawn and what actions, if any, were resolved to be taken as a result, either formally or informally. The disclosure should provide both your and Neuromed’s stockholders with an understanding of how, when and why the terms of the proposed transaction evolved during the course of these discussions. If the board received updates or considered various courses of action, these should be fleshed out.

Response 25:

In response to the Staff’s comment, the Company has revised the disclosure in the Background of the Merger subsection at pages 69 through 87.

26.	Please disclose whether, at any of the meetings described, your board also discussed the potential adverse effects of a combination with Neuromed. If so, please disclose the nature of those discussions. If not, please disclose why not and disclose when discussions regarding potential adverse effects took place.

Response 26:

In response to the Staff’s comment, the Company has revised the disclosure in the Background of the Merger subsection at pages 69 through 87.

27.	Please briefly describe the preliminary efficacy and safety results from the Phase 2 clinical trial of Synavive that was announced by you on October 6, 2008 and the results of the further analysis of the Synavive knee osteoarthritis data that were discussed at the October 23, 2008 and November 12, 2008 board meetings. In addition, please explain the relationship between the results of the Synavive analysis and the board’s consideration, and consummation, of the organizational restructuring and recommendations to reduce headcount and preserve capital.

Response 27:

In response to the Staff’s comment, the Company has revised the disclosure in the Background of the Merger subsection at pages 70 through 72.

U.S. Securities and Exchange Commission

September 16, 2009

CombinatoRx’s Reasons for the Merger, page 86

28.	The list of uncertainties and risks considered by the your board must include all material considerations, yet the preface to the list and the last bullet of the list suggest there may be other risks associated with the combined company and the merger transaction that you have neglected to include here. Please revise to include all such material risks that were considered by the board or, alternatively, make clear that the disclosure of the material risks is an exhaustive list.

Response 28:

In response to the Staff’s comment, the Company has revised this disclosure identified by the Staff at pages 89 through 90.

Interests of CombinatoRx’s Executive Officers and Directors in the Merger, page 89

29.	Please disclose the basis of Mr. Forrester’s one-time $693,000 payment, including the governing agreement, the method of calculating the amount and the specific conditions upon which Mr. Forrester is entitled to such payment.

Response 29:

In response to the Staff’s comment, the Company has revised the disclosure identified by the Staff at page 91.

Opinion of CombinatoRx’s Financial Advisor, page 90

30.	Please supplementally provide us with copies of any materials prepared by Wedbush Morgan in connection with its fairness opinion, including, among other things, any “board books,” drafts of fairness opinions provided to the board of directors, and any summaries of presentations made to the board of directors. We may have further comments on your disclosure once we have had the opportunity to review these materials.

Response 30:

In response to the Staff’s comment, the Company is supplementally providing the Staff with copies of materials delivered to the Company’s board of directors which that prepared by Wedbush Morgan Securities Inc. in connection with its fairness opinion and presentations it made to CombinatoRx’s board of directors.

31.	Please disclose the total fees paid by you to Wedbush Morgan in connection with the preparation of this opinion and any other fees paid by you to this bank over the course of this fiscal year.

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September 16, 2009

Response 31:

In response to the Staff’s comment, the Company has revised the disclosure identified by the Staff at page 93.

32.	Please revise the second full paragraph under “Summary of Analyses” on page 92 to state that the summaries describe all analyses and examinations that Wedbush deems material to the opinion. As written, the sentence could suggest that only some of the material analyses and examinations are discussed.

Response 32:

In response to the Staff’s comment, the Company has revised the disclosure identified by the Staff at page 94.

33.	With respect to the “Discounted Cash Flow Analysis,” please disclose the basis for the assumed EBITDA multiples of 5.9x, 6.9x and 7.9x.

Response 33:

In response to the Staff’s comment, the Company has revised the disclosure identified by the Staff at page 95.

34.	Also, for the benefit of your shareholders who may not be accredited investors, please explain the significance of a discount rate and how Wedbush Morgan derived the range of 30% to 50%. If this is a customary discount rate spectrum used for similarly situated companies in the biopharmaceutical industry, please state such.

Response 34:

In response to the Staff’s comment, the Company has revised the disclosure identified by the Staff at page 95.

Neuromed’s Reasons for the Merger, page 94

35.	On page 96, you state that one of the risks identified by Neuromed in deliberating on the merger included the substantial expenses to be incurred in connection with, and liabilities of CombinatoRx to be assumed following, the merger. Please describe the liabilities to which you refer.

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September 16, 2009

Response 35:

In response to the Staff’s comment, the Company has revised this disclosure identified by the Staff at page 98.

36.	The preface to the list of uncertainties and risks considered by the Neuromed board on page 96, and the last bullet of the list, suggest there may be other risks associated with the combined company and the merger transaction that you have neglected to include. However, you must include all material uncertainties and risks considered by the Neuromed board. Accordingly, please revise to include all such material risks that were considered by the board or, alternatively, make clear that the current disclosure of the material risks is an exhaustive list.

Response 36:

In response to the Staff’s comment, the Company has revised this disclosure identified by the Staff at page 97.

Interests of Neuromed’s Executive Officers and Directors in the Merger, page 97

37.	Please quantify the number of shares underlying the outstanding Neuromed stock options and, if practicable, the volume weighted exercise price of the options that will be accelerated in full in connection with the merger.

Response 37:

In response to the Staff’s comment, the Company has revised this disclosure identified by the Staff at page 99.

Opinion of Neuromed’s Financial Advisor, page 97

38.	Please supplementally provide us with copies of any materials prepared by Evans & Evans in connection with its fairness opinion, including, among other things, any “board books,” draft of fairness opinions provided to the board of directors, and any summaries of presentations made to the board of directors. We may have further comments on your disclosure once we have had the opportunity to review these materials.

Response 38:

In response to the Staff’s comment, the Company is supplementally providing the Staff with copies of materials delivered to Neuromed’s board of directors that were prepared by Evans & Evans, Inc. in connection with its fairness opinion and presentations it made to Neuromed’s board of directors.

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September 16, 2009

39.	Please disclose the total fees paid by Neuromed to Evans & Evans, Inc. in connection with the preparation of this opinion and any other fees paid by it to this bank over the course of the fiscal year.

Response 39:

In response to the Staff’s comment, the Company has revised the disclosure identified by the Staff at page 100.

40.	In the “Summary of Analyses” discussion beginning on page 101, please revise the second full paragraph to state that the summaries describe all analyses and examinations that Evans & Evans deems material to the opinion. As written, the sentence could suggest that only some of the material analyses and examinations are discussed.

Response 40:

In response to the Staff’s comment, the Company has revised the disclosure identified by the Staff at page 103.

41.	In the “Guideline Public Company Analysis,” please explain the criteria by which Evans & Evans selected the eight companies on page 102 for review and provide more specific information about the additional criteria, such as key financial ratios, by which it narrowed the list to four companies.

Response 41:

In response to the Staff’s comment, the Company has revised the disclosure identified by the Staff at page 104.

42.	Also, please specify the MVIC/revenue multiple calculated by Evans & Evans for the four selected guideline companies and clarify how Evans & Evans derived the marketability discount of 12% that it applied to its valuation of CombinatoRx.

Response 42:

In response to the Staff’s comment, the Company has revised the disclosure at page 104 to specify the MVIC/revenue multiple calculated by Evans & Evans, Inc. for the four selected guideline companies and to clarify how Evans & Evans, Inc. derived the marketability discount of 12% that it applied to its valuation of the Common Stock.

U.S. Securities and Exchange Commission

September 16, 2009

43.	Please explain the method by which Evans & Evans weighted the two valuation approaches.

Response 43:

In response to the Staff’s comment, the Company has revised the disclosure identified by the Staff at page 105.

44.	On page 103, please explain the “scenario-based” Discounted Cash Flow method employed by Evans & Evans in and describe the various scenarios considered and how these affected the analysis.

Response 44:

In response to the Staff’s comment, the Company has revised the disclosure identified by the Staff at page 105.

45.	In addition, please disclose the source of the forecast debt-free cash flow applied by Evans & Evans and specify the risk-adjusted discount rate applied by Evans & Evans in its valuation of Neuromed.

Response 45:

In response to the Staff’s comment, the Company has revised the disclosure identified by the Staff at page 105.

46.	Please disclose the range of values yielded for Neuromed as a result of the analysis undertaken by Evans & Evans.

Response 46:

In response to the Staff’s comment, the Company has revised the disclosure identified by the Staff at page 105.

47.	Please explain the manner in which Evans & Evans considered the liquidity preference of the various classes of shares in its fairness analysis and how this impacted such analysis.

Response 47:

In response to the Staff’s comment, the Company has revised the disclosure identified by the Staff at page 105.

U.S. Securities and Exchange Commission

September 16, 2009

Material United States Federal Income Tax Consequences of the Merger, page 104

48.	Please revise your disclosure to identify the name of the firm that delivered this tax opinion and provide a cross-reference to the short-form opinion included in your Exhibit Volume.

Response 48:

In response to the Staff’s comment, the Company has revised the disclosure at page 108 to disclose that Goodwin Procter LLP delivered the tax opinion included in the S-4 and to provide a cross-reference to the short-form opinion included as an exhibit to the S-4.

49.	In this discussion, your counsel opines on the tax treatment of the merger under two different scenarios. In the first scenario, counsel opines that if the stock value of your common stock is equal to or greater than a certain price, the merger “should” qualify as a reorganization under Section 368(a) of the Internal Revenue Code. However, counsel must opine whether the merger will or will not qualify as a reorganization unless significant doubt exists under this scenario. Any equivocal language that undermines this opinion should be removed or changed to reflect this comment. Please revise this statement accordingly. If there is significant doubt as to the treatment of the merger in the first scenario, counsel must explain the reasons for this doubt and the degree of uncertainty in the opinion and you should consider the necessity of risk factor and/or other appropriate disclosure setting forth the risks to investors.

Response 49:

In response to the Staff’s comment, Goodwin Procter LLP has revised its opinion, and the Company has revised the disclosure at page 108, in respect of the first scenario to state that the merger “will” qualify as a reorganization under Section 368(a) of the Internal Revenue Code.

50.	Under the second scenario, where the stock value of your common stock is less than a certain price, counsel opines that it is unclear whether the merger will qualify as a reorganization. With respect to this scenario, the opinion must clearly state:

a. that counsel is not able to opine on whether the merger will qualify as a reorganization;

b. why counsel is not able to opine on that tax consequence if, for instance, the facts are currently unknown or the law is unclear; and

c. the possible outcomes and risks to investors of that tax consequence.

U.S. Securities and Exchange Commission

September 16, 2009

In addition, you should consider the necessity of risk factor and/or other appropriate disclosure setting forth the risks to investors.

Response 50:

In response to the Staff’s comment, the Company has revised the disclosure at pages 108 through 109 to disclose that counsel is unable to opine on whether the merger will qualify as a reorganization under the second scenario because the law is unclear in that scenario. The Company has also revised the corresponding risk factor at page 33 accordingly. The Company respectfully directs the Staff to the discussion under the sub-heading “Treatment of U.S. holders in the merger” for possible outcomes and risks to investors associated with this consequence.

CombinatoRx’s Business, page 165

51.	In this discussion, you make certain statements without providing adequate support. In particular, you state that:

a. “CombinatoRx is ... pioneering the field of synergistic combination pharmaceuticals;” and

b. “CombinatoRx uses ... innovative drug discovery technology ...”

Please provide a basis for these statements or revise your disclosure to remove them. To the extent that this comment applies to similar statements in your “Summary” section, please revise that disclosure accordingly.

Response 51:

In response to the Staff’s comment, the Company has modified the instances of the above quoted and other similar language at pages 11, 170 and 194 to state that “CombinatoRx is in the field of synergistic combination pharmaceuticals” and that “CombinatoRx uses its drug discovery technology...” Although the Company believes that it is a pioneer in the field of synergistic combination pharmaceuticals and that its drug discovery technology is innovative, the Company has removed this language from the disclosure to avoid any possibility that investors would make investment decisions on this information without a complete understanding of the basis for these statements.

52.	In your disclosure concerning your two beneficial stockholders who own greater than 5% of the outstanding shares, you do not identify the individual or individuals who exercise voting and/or dispositive power on behalf of these entities. Please revise your disclosure to include this information.

U.S. Securities and Exchange Commission

September 16, 2009

Response 52:

In response to the Staff’s comment, the Company has revised the disclosure identified by the Staff at pages 205 through 206.

Neuromed’s Business, page 201

Exalgo, page 201

53.	With respect to Neuromed’s June 2009 agreement with Mallinckrodt concerning the sale of sell all of the tangible and intangible assets associated with Exalgo, please clarify what is meant by “tiered” royalties. In addition, please disclose the potential range of royalty payments (for example, “low-single-digits” or “high-single-digits”) and disclose the duration of these payments. If these are potentially indefinite, or if there is a termination date certain, please so state.

Response 53:

In response to the Staff’s comment, the Company has revised the disclosure identified by the Staff and similar statements in the S-4, including at pages 4, 65, 117, 208 and 218.

Neuromed Principal Stockholders, page 225

54.	In your disclosure concerning Neuromed’s 5% beneficial stockholders, you do not identify the individual or individuals who exercise voting and/or dispositive power on behalf of the investment funds affiliated with MPM Capital LLC and Growth Works Group. Please revise your disclosure to include this information.

Response 54:

In response to the Staff’s comment, the Company has revised the disclosure identified by the Staff at pages 233 through 235.

Unaudited Pro Forma Condensed Combined Financial Information, page 277

55.	Final clearance of the filing is pending the outcome of the determination of the accounting acquirer as detailed in your August 7, 2009 letter to Office of Chief Accountant.

U.S. Securities and Exchange Commission

September 16, 2009

Response 55:

The Company acknowledges the Staff’s comment and wishes to inform the Staff that on September 11, 2009, the Commission’s Office of Chief Accountant notified the Company that it would not object to the Company’s determination that it is the accounting acquirer.

56.	Please revise the pro forma weighted average number of common shares to reflect the total shares issued that correlate to the preliminary estimated consideration transferred of $30,504.

Response 56:

In response to the Staff’s comment, the Company has revised the Unaudited Pro Forma Condensed Combined Statements of Operations for the six months and year ended June 30, 2009 and December 31, 2008, respectively, to reflect the total shares issued that correlate to the preliminary estimated consideration transferred of $30,504,000.

Notes to Unaudited Pro Forma Condensed Combined Financial Statements

Note 4. Preliminary Estimate of Consideration Expected to be Transferred, page 284

57.	Please disclose the calculation of the probability weighted assessment of the additional shares that could be issued to Neuromed shareholders that shows the probability assigned to each outcome.

Response 57:

In response to the Staff’s comment, the Company has revised the disclosure at page 292 to provide details underlying the probability weighted assessment of the additional shares that could be issued to Neuromed shareholders. The revised disclosure includes the ranges of probabilities assigned to the potential outcomes and the related timing of the FDA review process for Exalgo, the factors considered by the Company in supporting the probabilities, a discussion of the determination of the additional shares that could be issued in the various outcomes and the estimated share price. In preparing the additional disclosure, the Company considered the disclosure requirements related to contingent consideration included in paragraph 68(g) of FASB Statement No. 141(R) Business Combinations (“FAS 141(R)”). The Company believes that the additional disclosure included in Amendment No. 1 to the S-4 would comply with the disclosure requirements of paragraph 68(g) of FAS 141(R). In addition, the disclosure is consistent with the Company’s planned disclosure in its Annual Report on Form 10-K for the year ending December 31, 2009 should the merger close in the fourth quarter of 2009.

We respectfully submit that the disclosure of the specific probability assigned to each outcome could be materially misleading if considered as part of an investment decision in respect of the Company’s securities, including in connection with a Neuromed

U.S. Securities and Exchange Commission

September 16, 2009

stockholder’s voting decision in regards to the merger. It is very difficult to predict the likelihood of FDA approval of a new drug product candidate or the timing of any such approval. The Company assessed the probability of each outcome subsequent to entering into the Merger Agreement and solely for the purpose of ascribing a value to the contingent consideration as required by FAS 141(R). These probabilities were not assessed by the Company or reviewed by the Company’s board of directors in connection with the negotiation of, or its decision to approve, the merger with Neuromed. We believe that regardless of any disclaimers that could be included in the S-4, if the Company discloses the specific probability assigned to each outcome it is likely that an investor could mistakenly make investment decisions on the basis of such information without a complete understanding that such information was prepared for an entirely different purpose. As such, we respectfully submit that the specific probability assigned to each outcome should not be disclosed in Amendment No. 1 to the S-4.

Historical Financial Statements of CombinatoRx, Incorporated

For The Years Ended December 31, 2008

General

58.	Please update the financial statements, including pro forma financial information, for CombinatoRx, Incorporated and Combined financial information of Neuromed Pharmaceuticals, Inc. and Neuromed Pharmaceuticals Ltd in accordance with Rule 3-12 of Regulation S-X.

Response 58:

The Company acknowledges the Staff’s comment and has updated the financial statements included in Amendment No. 1 to the S-4, including the pro forma financial information, in accordance with Rule 3-12 of Regulation S-X.

Consolidated Statements of Cash flows, page F-7

59.	Please tell us why you have classified proceeds from landlord under tenant improvements within operating activities rather than financing activities. Please cite the authoritative literature used to reach your conclusion.

Response 59:

In evaluating the proper classification of proceeds received from landlord under tenant improvements, the Company respectfully directs the Staff to a letter dated February 7, 2005 from the Office of the Chief Accountant of the Commission to the American Institute of Certified Public Accountants’ Center for Public Company Audit Firms (the

U.S. Securities and Exchange Commission

September 16, 2009

“2005 AICPA Letter”) regarding the Staff’s interpretation of certain accounting issues and their application under generally accepted accounting principles relating to operating leases. The following is an excerpt from the 2005 AICPA Letter (emphasis added):

“1. Landlord/Tenant Incentives—The staff believes that: (a) leasehold improvements made by a lessee that are funded by landlord incentives or allowances under an operating lease should be recorded by the lessee as leasehold improvement assets and amortized over a term consistent with the guidance in item 1 above; (b) the incentives should be recorded as deferred rent and amortized as reductions to lease expense over the lease term in accordance with paragraph 15 of SFAS 13 and the response to Question 2 of FASB Technical Bulletin 88-1 (“FTB 88-1”), Issues Relating to Accounting for Leases, and therefore, the staff believes it is inappropriate to net the deferred rent against the leasehold improvements; and (c) a registrant’s statement of cash flows should reflect cash received from the lessor that is accounted for as a lease incentive within operating activities and the acquisition of leasehold improvements for cash within investing activities. The staff recognizes that evaluating when improvements should be recorded as assets of the lessor or assets of the lessee may require significant judgment and factors in making that evaluation are not the subject of this [2005 AICPA Letter].”

The Company believes that its classification of proceeds received from landlord under tenant improvements (that were accounted for as lease incentives) within operating activities is appropriate and consistent with the Staff’s interpretation as noted in the excerpt of the 2005 AICPA Letter.

Historical Combined Financial Statements of Neuromed Pharmaceuticals, Inc. and Neuromed Pharmaceuticals Ltd.

For The Years Ended December 31, 2008

Combined Statements of Operations, page F-42

60.	Please revise this statement to include the line items “Accretion to redemption value of redeemable convertible preferred stock” and “Net Loss Attributable To Common Shareholders”. Refer to SAB.T.3C and SAB.T.6B.

Response 60:

In response to the Staff’s comment, Neuromed has revised its Combined Statements of Operations for the years ended September 30, 2008 at page F-47 to include the line items “Accretion to redemption value of redeemable convertible preferred stock” and “Net Loss Attributable To Common Shareholders.”

U.S. Securities and Exchange Commission

September 16, 2009

61.	Please revise this statement to include Loss Per Share disclosures in accordance with SFAS 128 including Loss Per Share attributable to Common Shareholders.

Response 61:

The Company respectfully directs the Staff to Section 2005.1(c) of the Commission’s Division of Corporation Finance Financial Reporting Manual, which states that an acquired business that is a “nonpublic entity,” as such term is defined in by generally accepted accounting principles (“GAAP”), need not include disclosures specifically excluded from the scope of the Financial Accounting Standards Board standards. An example of such a disclosure that potentially may be omitted is earnings per share under paragraph 1 of Statement of Financial Accounting Standards No. 128 Earnings Per Share (“SFAS 128”). Neuromed is a “nonpublic entity” under GAAP. Accordingly, the Company respectfully submits that Neuromed is not required to present Loss Per Share disclosures in its Combined Statements of Operations.

Notes To Combined Financial Statements

3. Significant Accounting Policies

(O) Net Loss Per Common Share, page F-51

62.	Please expand your Accounting Policy for Earnings (Loss) Per Share to include in detail the basis of your computations and quantify and describe anti-dilutive securities not included in your calculations.

Response 62:

The Company respectfully directs the Staff to the response herein to Comment No. 61. The Company respectfully submits that because Neuromed is not required to present Loss Per Share disclosures in its Combined Statements of Operations, Neuromed is not required to include the details suggested by the Staff in the Notes to Neuromed’s Combined Financial Statements.

9. Collaboration Agreements and Commitments, page F-65

(b) ALZA Agreement page, F-65

63.	Your discussion of the agreement with ALZA includes references to payments that you will potentially make related to achievement of milestones and royalties. Please assess

U.S. Securities and Exchange Commission

September 16, 2009

whether these milestone payments and royalties meet the criteria of a purchase obligation and if these milestone payments and royalties should be shown in the contractual obligations table under Item 303(a)(5) of Regulation S-K. Include explanatory footnotes to this table as necessary to provide the essential data needed to understand the timing and amount of your specified contractual obligations as well as those obligations that have been excluded from the table. If as a result of that assessment, you do not include these payments in the table, please expand your liquidity and capital resources disclosures to discuss the amount and timing of event milestone and royalty commitments that are reasonably likely to be paid. Please refer to Section IV of Financial 72, section IV.

Response 63:

The Company respectfully advises the Staff that Neuromed’s obligations to make further payments to ALZA were extinguished upon Neuromed’s assignment of its rights to Exalgo and the related agreements to Mallinckrodt in June 2009. Neuromed has revised footnote 13(b) to its Unaudited Combined Financial Statements as of and for the three and nine months ended June 30, 2009 to clarify that it has no future obligations to make any event milestone or royalty payments to ALZA.

As requested in the Comment Letter, in the event the Company requests acceleration of the effective date of the pending registration statement, it shall furnish a letter, at the time of such request and shall acknowledge that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

U.S. Securities and Exchange Commission

September 16, 2009

If you should have any questions concerning the enclosed matters, please contact the undersigned at (617) 570-1021.

Very truly yours,

/s/ Michael J. Minahan
Michael J. Minahan

cc:	Scott Foley, Esq. U.S. Securities and Exchange Commission

Robert Forrester, CombinatoRx, Incorporated

Justin Renz, CombinatoRx, Incorporated

Jason F. Cole, Esq., CombinatoRx, Incorporated

Christopher C. Gallen, MD, PhD, Neuromed Pharmaceuticals Inc.

Jay E. Bothwick, Esq., WilmerHale

Peter N. Handrinos, Esq., WilmerHale

Randal R. Jones, Esq., Dorsey & Whitney LLP

Stuart M. Cable, Esq., Goodwin Procter LLP

Joseph L. Johnson III, Esq., Goodwin Procter LLP